Filed by Fresenius Kabi Pharmaceuticals Holding, Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  APP Pharmaceuticals, Inc.
Commission File No.:  333-152690

Morgan Stanley Global Healthcare
Unplugged Conference
September 9, 2008

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 2
Safe Harbor Statement
This presentation contains forward-looking statements that are subject to various risks and uncertainties. Future results could differ materially from those described in these forward-
looking statements due to certain factors, e.g. changes in business, economic and competitive conditions, regulatory reforms, results of clinical trials, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. Fresenius does not undertake any responsibility to update the forward-looking statements contained in this presentation.
ADDITIONAL INFORMATION
In connection with Fresenius Kabi Pharmaceuticals Holding, Inc.'s proposed acquisition of APP
Pharmaceuticals, Inc., Fresenius Kabi Pharmaceuticals Holding, Inc. and APP Pharmaceuticals,
Inc. have filed relevant materials with the SEC, including a registration statement that contains a joint prospectus and information statement. Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information.
Investors and security holders may obtain these documents free of charge at the SEC's website at www.sec.gov. Investors and security holders are urged to read the joint information statement/prospectus and the other relevant materials before making any investment decision with respect to the proposed acquisition.

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 3
Fresenius
Biotech
Fresenius
Helios
Hospital Operations
Fresenius
Vamed
Engineering and
Services for
Health Care Facilities
Fresenius
Medical Care
Dialysis Equipment
and Services
Fresenius
Kabi
Infusion and Nutrition
Therapies
Oncology and
Immunology Therapies
-  Listed in Frankfurt (MDAX)
-  2007 revenue: € 11.4 billion
-  Active in ~100 countries
Achieving Profitable Growth in Attractive Health Care
Segments

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 4
Growth at constant
currency rates
Growth at actual
currency rates
H1/08
Sales
EBIT
Net income
€ 5,710 m
€ 781 m
€ 212 m
9%
8%
14%
2%
0%
9%
Fresenius Group: Financial Results

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 5
H1/08
US$ 5,177 m
10%
Fresenius
Medical Care
US$ 818 m
8%
Fresenius
Kabi
€ 1,121 m
14%
€ 181 m
14%
Fresenius
Helios
€ 1,040 m
17%
€ 83 m
22%
Fresenius
Vamed
€ 177 m
11%
€ 9 m
0%
Fresenius Group:
Double-digit Sales Growth in all Business Segments

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 6
Fresenius Kabi: Update H1/08
- Excellent organic sales growth of 10%
- Performance of 2007 acquisitions fully
 in line with our expectations
- Dabur Pharma: Successful closing of
 transaction
- APP Pharmaceuticals - outstanding
 opportunity for Fresenius Kabi in the
 U.S.

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 7
- APP Pharmaceuticals - a leading U.S. I.V. generic drugs company
- Dedicated to the highest quality and medical excellence
- Successful, well-established company enhancing Fresenius Kabi‘s profitability
- Platform for further growth in the U.S. for Fresenius Kabi‘s existing product portfolio
- Outstanding opportunity to establish a leading global position in I.V.
 generic drugs
- Experienced and successful management team
- Transaction closing imminent; financing secured
APP Pharmaceuticals - Acquisition Highlights

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 8
* Primarily for oncological products
Raw
Materials
Fresenius
Kabi
Oncology
Other I.V.
Drugs
Dabur
APP
Labesfal
Adminis-
tration
Medical
Devices,
Dis-
posables
Filaxis
APP
APP Provides an Excellent Strategic Fit to
Fresenius Kabi‘s I.V. Drug Business

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 9
- Strong organic revenue growth of
 5%*
- 1.8 % EBIT margin progression in
 established clinics
- Smooth integration of Krefeld/Hüls
 hospitals
 - ~9 % increase in hospital admissions
 - Krefeld hospital construction plans
 finalized; investment of ~ € 180 m
  until 2015
* growth rate on a like for like basis
New Krefeld hospital
Fresenius Helios: Update H1/08

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 10
- H1/08 financial results fully on track to
 meet 2008 guidance
- Strong order intake in H1/08
 - € 25 m awarded for the hospital
 extension in Oberndorf/Austria
 - € 8 m for medical technical
 equipment supply for 25 hospitals
 in Sri Lanka
- Hermed acquisition on track - perfect
 fit to strengthen the German service
 business
Krasnodar hospital (model), Russia
Fresenius Vamed: Update H1/08

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 11
 Fresenius Medical Care Sales > US$ 10.4 bn
  Net income US$ 805 - 825 m
 Fresenius Kabi Sales growth (cc) 12 - 15%
  EBIT margin ~16.5%

 Fresenius Helios Sales  > € 2,050 m
  EBIT € 160 - 170 m

 Fresenius Vamed  Sales growth 5 - 10%
  EBIT growth 5 - 10%

 Fresenius Biotech EBIT ~ € -50 m

Fresenius Business Segments: Financial Outlook 2008
Fully Confirmed

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 12
Revenue growth
in constant currency
8 - 10%
Net income growth
in constant currency
10 - 15%
Guidance
Capex
~ € 750 m
Fresenius Group: Outlook 2008 Fully Confirmed

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 13
Attachments

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 14
Sales 2,912 5,710 2% 9 % Organic growth: 6%
EBIT  404  781 0% 8 % Margin: 13.7%
Interest result  -83  -167  10%  2 % Positive currency
     impact, lower average
     rates
Taxes  -111  -214  0%  -8 % Tax rate: 34.9%
Net income  112  212  9%  14%
   actual constant
   rates rates
Fresenius Group: Profit and Loss Statement
€m Q2/08  H1/08 H1/08 YoY Remarks

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 15
Fresenius Group: Cash Flow
€m Q2/08 H1/08  YoY  Remarks
Cash flow  324  624  7 %  Strong earnings growth
Change in working capital  -121  -143   --
Operating Cash flow 203  481   -13 % Margin: 8.4%
Capex (net) -171 -332  -13 % On track for full-year
    guidance
Cash flow 32  149   -42%
(bf. acquisitions and dividends)
Acquisitions (net) -65 -224 -37%
Dividends -213 -218  -16%
Free Cash flow -246 -293  --
(after acquisitions and dividends)

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 16
  June 30,  Dec 31,
   2008 2007
Net debt/EBITDA
3.6
3.0
2.8
2.6
2.4
2.2
2.0
1.8
3.4
3.2
Debt (€m)  5,805 5,699
Net debt (€m)  5,464   5,338

Net debt/EBITDA  2.7 2.6
EBITDA/Interest 6.0 5.5

Fresenius Group: Debt and Interest Ratios

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 17
APP Acquisition Financing: Execution Fully on Track

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 18
€m H1/08  H1/07 Change Organic
     Growth
Germany   213   213   0%  2%
Europe
ex Germany   536   461   16%  7%
Asia-Pacific   180   145   24%  27%
Latin America   84   66   27%  9%
RoW   108  101  7%  11%
Total sales  1,121 986 14% 10%
Fresenius Kabi: Organic Sales Growth of 10%

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 19
     Organic
€m  H1/08 H1/07  Growth
Sales  1,121   986  10%
By Product Segment:
 Infusion Therapy  589   529   6%
 Clinical Nutrition  461   398   13%

 Transfusion Technology  71   59   19%
Fresenius Kabi: Strong Sales Growth in H1/2008

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 20
€m  H1/08 H1/07  Growth
Total EBIT  181   159  14%
Margin  16.1%  16.1%
By Region:
 Europe 162   145  12%
 Margin 21.6%  21.5%
 International  60   50  20%
 Margin 16.1% 16.0%
 Corporate and Corporate R&D -41  -36  -14%
Fresenius Kabi: Strong EBIT Growth

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 21
 €m H1/08 H1/07 Growth
 Total sales 1,040 890 17%
 - established clinic portfolio 945 890 5%*
 - acquisitions (consolidation < 1 yr)  95 0
* growth rate on a like for like basis
Fresenius Helios: Outstanding Sales Growth

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 22
 €m H1/08 H1/07 Growth
 Total EBIT 83 68 22%
 Margin 8.0% 7.6%
 - established clinic portfolio 89 68
  Margin 9.4% 7.6%
 - acquisitions (consolidation < 1 yr) -6 0
Fresenius Helios: Excellent Earnings Development

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 23
 H1/08 H1/07 Change

* Clinics in Germany ** Dec 31, 2007
No. of hospitals**    60 60
- Acute clinics  40 40
- Postacute care clinics 20 20
No. of beds**    17,460 17,192 2%
- Acute clinics 13,699  13,333 3%
- Postacute care clinics 3,761 3,859 -3%
Admissions*
- Acute care (inpatient) 255,924 211,524 21%
Occupancy*
- Postacute care  79% 81%
Average length of stay (days)*
- Acute care** 7.1 7.1
- Postacute care**  30.7 31.9
Fresenius Helios: Performance Indicators

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 24
 €m H1/08 H1/07 Change

 Total sales 177 160  11%
 By Division:
   Project business 99 87  14%
   Service business 78 73   7%
* project business only ** Dec 31, 2007
 Order intake*  170 84 102%

 Order backlog*  573 510 12%
**
Fresenius Vamed: Strong Sales Development

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 25
 €m H1/08 H1/07 Change
 Total EBIT 9 9 0%
 Margin 5.1% 5.6%
 Net income 9 8 13%
Fresenius Vamed: EBIT Development According to Plan

Morgan Stanley Global Healthcare Unplugged Conference, Fresenius SE, Investor Relations © Copyright, September 9, 2008  Page 26
4.11.2008 Report on 1st-3rd quarters 2008
Contact
Birgit Grund SVP Investor Relations Fresenius SE
Telephone: +49 6172 608-2485
e-mail:  Birgit.Grund@fresenius.com
For further information and current news: http://www.fresenius.com
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